Minerva Surgical Reports Fourth Quarter and Full-Year 2021 Financial Results

Santa Clara, Calif. – March 8, 2022 (GLOBE NEWSWIRE) – Minerva Surgical, Inc. (Nasdaq: UTRS) (Minerva Surgical or the Company), a woman's health company focused on the treatment of Abnormal Uterine Bleeding (AUB), today reported fourth quarter and full-year financial results for the period ended December 31, 2021.

Fourth Quarter and Business Highlights:

- Reported revenue of $13.65 million in the fourth quarter of 2021, compared with revenue of $13.55 million in the fourth quarter of 2020, a nominal increase over the prior period.
- Expanded contract coverage in 2021 to broaden commercial opportunity in approximately 500 hospitals.
- Drove first time orders with 285 new hospital customers in 2021.
- Refinanced existing long-term debt facility with a new $40 million, five-year term loan from CIBC, substantially reducing the Company's cost of debt capital.
- Ended the fourth quarter with over $40 million in unrestricted cash and cash equivalents, reflecting the proceeds from the Company's initial public offering completed on October 26, 2021.

"Both Minerva ES and Symphion demonstrated double-digit sales growth in 2021 and I am encouraged by Minerva's results for the fourth quarter, especially given the continuing headwinds that COVID-19 has had on elective surgeries and staffing in hospitals," said David M. Clapper, Minerva Surgical's Chief Executive Officer. "We're looking forward to continuing to grow the business in 2022 once restrictions are relaxed, patients return, and hospital staffing issues resolve."

Fourth Quarter 2021 Financial Results

Revenue was $13.65 million for the fourth quarter of 2021, compared to $12.51 million in the prior quarter and $13.55 million for the same period in 2020. The 1% increase in revenue compared to the fourth quarter of 2020, was driven by an increase in the volume of Symphion product sales, partially offset by decreases in revenue for Minerva ES and Genesys HTA product sales from the prior year's fourth quarter.

Gross margin was 57.3% for the fourth quarter of 2021, compared to 60.4% in the same period of 2020. The gross margin in the fourth quarter of 2020 was positively impacted by a one-time inventory revaluation following the integration of the Boston Scientific assets which decreased the cost of goods sold below ordinary levels.

Operating expenses were $14.5 million for the fourth quarter of 2021, compared to $10.3 million in the same period of 2020. The increase in operating expenses was driven by: (1) increases in sales and marketing expenses due to expansion of the sales force as well as an increase in spending on physician and patient outreach, (2) additional general and administrative expenses associated with operating as a public company, and (3) an increase in non-cash stock-based compensation expenses due to option grants to new employees, and refresh grants to existing employees, combined with an increase in the per share fair value of the options granted compared to prior periods.

Net profit in the fourth quarter 2021 was $10.8 million, compared to a net loss of $6.4 million for the same period in 2020. This reported net profit is a result of significant non-recurring, non-cash income primarily attributed to the revaluation of derivative liabilities following the conversion of convertible promissory notes to equity in conjunction with the Company's IPO, and the refinancing of long-term debt. The embedded derivative liabilities previously included on the Company's balance sheet were extinguished as a result of the debt refinancing and IPO.

Adjusted EBITDA for the fourth quarter of 2021 was negative $3.2 million, compared to positive $0.5 million in the same period of 2020.

Full-Year 2021 Financial Results

Revenue was $52.1 million for the full-year 2021, compared to $37.8 million for the prior year. The increase in revenue was primarily driven by an increase in the volume of Genesys HTA and Symphion product sales, both of which were acquired from Boston Scientific in May 2020.

Gross margin was 58.6% for the full-year of 2021, compared to 50.6% for the prior year. The increase in gross margin was primarily due to the product sales mix along with improved operational efficiency of fixed overhead costs spread over a larger base of product shipments.

Operating expenses were $59.7 million for the full-year 2021, compared to $34.5 million for the prior year. The increase in operating expenses was primarily driven by a significant increase in non-cash amortization expense from the intangible assets associated with the products acquired from Boston Scientific in May 2020, an increase in legal expenses that are anticipated to be trending down in the future, increased employee compensation and related expenses associated with additional employees, and increased non-cash stock-based compensation expenses recognized throughout the year.

Net loss was $21.5 million, or $3.06 per share attributable to common stockholders, basic and diluted, for the full-year 2021, compared to a net loss of $18.3 million, or $18.85 per share for the prior year. The year-over-year comparison of net loss per share attributable to common stockholders was significantly impacted by the conversion of preferred stock and convertible promissory notes to common stock in connection with the IPO in October 2021, which resulted in an additional 19.4 million shares of common stock outstanding.

Adjusted EBITDA for the full-year of 2021 was negative $11.3 million, compared to negative $7.6 million in the prior year.

Financial Outlook for Fiscal Year 2022

Sales revenue has been significantly impacted over the past two years by government and hospital restrictions on elective surgeries, and staffing levels in hospitals that were impacted by the treatment of COVID-19 patients. For 2022, the Company is cautiously optimistic that its customers will return to surgery schedules that are more in-line with pre-Covid levels. With that as an assumption, the Company expects full year 2022 revenue in the range of $60 to $63 million.

Webcast and Conference Call Information

Minerva Surgical will host a conference call to discuss the fourth quarter and full year 2021 financial results after market close on Tuesday, March 8, 2022 at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time. The conference call can be accessed live over the phone (877) 804-7316 for U.S. callers or (629) 228-0696 for international callers, using conference ID: 5577372. The live webinar can be accessed at https://ir.minervasurgical.com.

Use of Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

To provide investors with additional information regarding the Company's financial results, it has provided EBITDA and adjusted EBITDA. The Company calculates EBITDA, a non-GAAP financial measure, as net income/(loss) excluding depreciation and amortization, interest expense and income tax benefit. The Company calculates adjusted EBITDA, a non-GAAP financial measure by further excluding non-cash items for stock-based compensation expenses, bargain purchase gain, loss on extinguishment of long-term debt and convertible promissory notes, gain on extinguishment of PPP loan, change in fair value of redeemable convertible preferred stock warrant liability, change in fair value of contingent consideration liability and change in fair value of derivative liabilities. EBITDA margin represents EBITDA as a percentage of revenue. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. EBITDA and

Adjusted EBITDA should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating (income) loss, net (income) loss and other U.S. GAAP measures of income and loss.

The Company has included adjusted EBITDA in this earnings release because it is a key measure used by the Company's management and board of directors to evaluate and compare the Company's financial and operational performance over multiple periods, identifying trends affecting the Company's business, formulating business plans and making strategic decisions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain non-recurring variable charges. In addition, the Company believes that providing each of EBITDA and Adjusted EBITDA, together with a reconciliation of net loss to each such measure, helps investors make comparisons between Minerva Surgical and other companies that may have different capital structures, different tax rates, and/or different forms of employee compensation.

Each of EBITDA and Adjusted EBITDA is used by the Company's management team as an additional measure of Company performance for purposes of business decision-making, including managing expenditures, and evaluating potential acquisitions. Period-to-period comparisons of EBITDA and Adjusted EBITDA help the Company's management identify additional trends in our financial results that may not be shown solely by period-to-period comparisons of net income or income from continuing operations. Each of EBITDA and Adjusted EBITDA has inherent limitations because of the excluded items, and may not be directly comparable to similarly titled metrics used by other companies.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company's business, strategy, operations or financial performance, and actual results may differ materially from those expressed or implied in such statements due to numerous risks and uncertainties. Forward-looking statements may include information regarding trends and expectations for the Company's products and technology, demand for the Company's products, the Company's expected financial performance, expenses, and position in the market and outlook for fiscal year 2022, and the impact of COVID-19 and its variants on the Company's operations and those of its customers. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Risk Factors section of the Company's Third Quarter Report on Form 10-Q which was filed with the U.S. Securities and Exchange Commission (SEC) on December 2, 2021, and available at www.SEC.gov, and which will be updated in our 2021 Annual Report on Form 10-K which we expect to file with the SEC later this month. Because forward-looking statements are inherently subject to risks and uncertainties, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical fact are forward-looking statements. Except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in the Company's business.

About Minerva Surgical, Inc.

Minerva Surgical is a commercial-stage medical technology company focused on developing, manufacturing, and commercializing minimally invasive solutions to meet the distinct uterine healthcare needs of women. The Company has established a broad product line of commercially available, minimally invasive alternatives to hysterectomy, which are designed to address the most common causes of Abnormal Uterine Bleeding (AUB) in most uterine anatomies. The Minerva Surgical solutions can be used in a variety of medical treatment settings and aim to address the drawbacks associated with alternative treatment methods and to preserve the uterus by avoiding unnecessary hysterectomies.

Contact:

Media/Press: Mike Clapper– mike.clapper@minervasurgical.com

Investors: Caroline Corner- caroline.corner@westwicke.com

www.minervasurgical.com
www.AUBandMe.com

Minerva Surgical, Inc.
Statements of Operations
(unaudited, in thousands)

| | Three months ended December 31, | |
	2021	2020
Revenues	$ 13,645	$ 13,549
Cost of goods sold	5,820	5,364
Gross profit	7,825	8,185
Operating expenses		
Sales and marketing	9,310	6,769
General and administrative	4,068	2,324
Research and development	1,101	1,173
Total operating expenses	14,479	10,266
Loss from operations	(6,654)	(2,081)
Interest income	10	1
Interest expense (includes $0.3 million and $1.4 million to related parties in fiscal years 2021 and 2020, respectively)	(1,065)	(3,426)
Change in fair value of derivative liabilities	22,764	(861)
Loss on extinguishment of long-term debt and convertible notes	(4,442)	—
Other income (expense), net	204	(4)
Net income (loss) before income taxes	10,817	(6,371)
Income tax benefit (expense)	(9)	—
Net income (loss)	$ 10,808	$ (6,371)

Minerva Surgical, Inc.
Balance Sheets
(unaudited, in thousands, except share and per share amounts)

	December 31, 2021	December 31, 2020
Assets		
Current assets:		
Cash and cash equivalents	$ 40,608	$ 17,359
Restricted cash, current	7,283	7,203
Accounts receivable, net	7,292	8,379
Inventory	15,682	10,201
Prepaid expenses and other current assets	4,139	2,279
Total current assets	75,004	45,421
Restricted cash, net of current portion	524	604
Intangible assets, net	34,970	43,141
Property and equipment, net	4,594	2,880
Total assets	$ 115,092	$ 92,046
Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)		
Current Liabilities:		
Accounts payable	$ 3,629	$ 3,506
Accrued compensation	3,518	2,889
Accrued liabilities	10,473	10,204
Contingent consideration liability, current	5,000	—
Delayed cash purchase consideration	—	15,000
Current portion of long-term debt	—	1,668
Total current liabilities	22,620	33,267
Redeemable convertible preferred stock warrant liability	—	42
Long-term debt	39,274	29,423
Convertible notes (includes $0 at December 31, 2021 and $46.5 million at December 31, 2020, respectively, attributable to related parties)	—	66,196
Derivative liabilities (includes $0 at December 31, 2021 and $23.6 million at December 31, 2020, respectively, attributable to related parties)	—	38,007
Contingent consideration liability, net of current portion	9,094	23,667
Total liabilities	70,988	190,602
Redeemable convertible preferred stock, $0.001 par value, 5,000,000 and 121,732,397 shares authorized as of December 31, 2021 and December 31, 2020, respectively; no shares issued and outstanding as of December 31, 2021 and 12,397,838 shares issued and outstanding as of December 31, 2020; liquidation value of $0 as of December 31, 2021 and $136,168 December 31, 2020, respectively	—	123,255
Stakeholders` equity (deficit):		
Common stock, $0.001 par value, 100,000,000 and 144,406,928 shares authorized as of December 31, 2021 and December 31, 2020, respectively; 28,822,283 and 1,192,299 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	28	1
Additional paid-in capital	293,621	6,269
Accumulated other comprehensive income	11	11
Accumulated deficit	(249,556)	(228,092)
Total stockholders' equity (deficit)	44,104	(221,811)
Total liabilities, redeemable convertible preferred stock, and stockholders' equity (deficit)	$ 115,092	$ 92,046

Minerva Surgical, Inc.
Statements of Operations
(unaudited, in thousands, except per share amounts)

		Years Ended December 31		
		2021		**2020**
Revenues	$	52,103	$	37,768
Cost of goods sold		21,580		18,648
Gross profit		30,523		19,120
Operating expenses				
Sales and marketing		32,193		22,974
General and administrative		22,183		8,212
Research and development		5,292		3,324
Total operating expenses		59,668		34,510
Loss from operations		(29,145)		(15,390)
Interest income		10		81
Interest expense (includes $4.5 million and $4.6 million to related parties in fiscal years 2021 and 2020, respectively)		(11,728)		(12,140)
Change in fair value of derivative liabilities		38,007		8,340
Bargain purchase gain		—		643
Loss on extinguishment of long-term debt and convertible notes		(21,295)		—
Gain on forgiveness of PPP loan		3,036		—
Other income (expense), net		(340)		71
Net loss before income taxes		(21,455)		(18,395)
Income tax benefit (expense)		(9)		132
Net loss	$	(21,464)	$	(18,263)
Net loss per share attributable to common stockholders, basic and diluted	$	(3.06)	$	(18.85)
Weighted-average shares used in computing net loss per share, basic and diluted		7,012,226		968,648

Minerva Surgical, Inc.
Statements of Cash Flows
(unaudited, in thousands)

	Years Ended December 31,	
	2021	2020
Cash Flows From Operating Activities:		
Net loss	$ (21,464)	$ (18,263)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bargain purchase gain	—	(643)
Amortization of debt discount and debt issuance costs	3,348	3,321
Non-cash interest expense from long-term debt and convertible notes	5,842	6,955
Loss on extinguishment of long-term debt and convertible notes	21,295	—
Depreciation and amortization	10,620	7,076
Gain on forgiveness of PPP loan	(3,036)	—
Stock-based compensation expense	6,817	858
Change in fair value of redeemable convertible preferred stock warrant liability	328	(33)
Change in fair value of contingent consideration liability	427	(175)
Change in fair value of derivative liabilities	(38,007)	(8,340)
Deferred taxes	—	(132)
Net changes in operating assets and liabilities:		
Accounts receivable, net	1,087	(4,432)
Inventory	(9,072)	1,264
Prepaid expenses and other current assets	(5,025)	(1,064)
Other non-current assets	—	—
Accounts payable	3,300	(687)
Accrued liabilities	532	1,501
Accrued compensation	629	553
Net cash used in operating activities	(22,379)	(12,241)
Cash Flows From Investing Activities:		
Cash paid for business combination	—	(15,000)
Payment of Delayed purchase obligation and Development Milestone	(25,000)	—
Purchase of property and equipment	(584)	(453)
Net cash used in investing activities	(25,584)	(15,453)
Cash Flows From Financing Activities:		
Proceeds from issuance of common stock	975	118
Proceeds from issuance of convertible notes and borrowing under term loans, net of payment of lender fees and costs	39,531	17,959
Proceeds from initial public offering, net of underwriting discount and commission	69,750	—
Payment of debt fees	(103)	—
Payment of Success Fee	(400)	—
Repayment of term loan	(35,376)	—
Payment of deferred offering costs	(3,165)	—
Net cash provided by financing activities	71,212	18,077
Net increase (decrease) in cash, cash equivalents and restricted cash	23,249	(9,617)
Cash, cash equivalents and restricted cash at the beginning of the period	25,166	34,783
Cash, cash equivalents and restricted cash at the end of the period	$ 48,415	$ 25,166
Reconciliation of cash, cash equivalents and restricted cash to balance sheets		
Cash and cash equivalents	$ 40,608	$ 17,359
Restricted cash	7,807	7,807
Cash, cash equivalents and restricted cash in balance sheets	$ 48,415	$ 25,166
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,318	$ 1,799
Cash paid for income taxes	$ 18	$ 4
Supplemental Disclosure of Non-cash Items:		
Forgiveness of PPP loan	$ (3,036)	$ —
Conversion of Series D redeemable convertible preferred stock warrants into common stock warrants upon initial public offering	$ 370	$ —
Conversion of Series D redeemable convertible preferred stock into common stock upon initial public offering	$ 123,255	$ —
Conversion of 2018, 2019 and 2020 Notes into common stock upon initial public offering	$ 89,303	$ —
Deferred offering costs reclassified to equity	$ 3,165	$ —
Issuance of derivative instruments related to term loan	$ 400	$ —
Issuance of derivative instruments related to convertible notes	$ —	$ 6,848
Fair value of net assets acquired in business combination	$ —	$ 57,222
Fair value of contingent consideration in connection to business combination	$ —	$ 23,842
Fair value of delayed cash consideration in connection to business combination	$ —	$ 15,000
Issuance of Series D redeemable convertible preferred stock in connection to business combination	$ —	$ 2,737
Vesting of early exercised stock options	$ 74	$ —
Purchases of property and equipment included in accounts payable	$ —	$ 6
Net reclassification of inventory to property and equipment for customer usage agreements	$ 3,598	$ 1,150

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin: The following table presents reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated.

(unaudited, in thousands, except percentage figures)	Three months ended December 31,	
	2021	2020
Net Income (Loss)	$ 10,808	$ (6,371)
Depreciation and amortization	2,672	2,661
Interest (income) expense	1,055	3,425
Income tax expense (benefit)	9	—
EBITDA	$ 14,544	$ (285)
EBITDA margin	106.6%	(2.1%)
Net income (loss) margin	79.2%	(47.0%)
Adjustments:		
Loss on extinguishment of long-term debt and convertible notes	4,442	—
Stock-based compensation expense	1,133	104
Change in fair value of redeemable convertible preferred stock warrant liability	(207)	1
Change in fair value of contingent consideration liability	(353)	(175)
Change in fair value of derivative liabilities	(22,764)	861
Adjusted EBITDA	$ (3,205)	$ 506
Adjusted EBITDA margin	(23.5%)	3.7%

(unaudited, in thousands, except percentage figures)	Years Ended December 31,	
	2021	2020
Net Loss	$ (21,464)	$ (18,263)
Depreciation and amortization	10,620	7,076
Interest (income) expense	11,718	12,059
Income tax expense (benefit)	9	(132)
EBITDA	$ 883	$ 740
EBITDA margin	1.7%	2.0%
Net loss margin	(41.2%)	(48.4%)
Adjustments:		
Bargain purchase gain	—	(643)
Loss on extinguishment of long-term debt and convertible notes	21,295	—
Gain on forgiveness of PPP loan	(3,036)	—
Stock-based compensation expense	6,817	858
Change in fair value of redeemable convertible preferred stock warrant liability	328	(33)
Change in fair value of contingent consideration liability	427	(175)
Change in fair value of derivative liabilities	(38,007)	(8,340)
Adjusted EBITDA	$ (11,293)	$ (7,593)
Adjusted EBITDA margin	(21.7%)	(20.1%)